                                                   Filed by Gart Sports Company

                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                    Subject Company: The Sports Authority, Inc.
                                                    Commission File No: 1-13426


The following are copies of certain slides which will be provided in meetings with analysts and investors beginning on or around February 20, 2003:


     [SPORTS AUTHORITY LOGO]                       [GART SPORTS LOGO]


                                 February 2003

SAFE HARBOR STATEMENT / M&A DISCLOSURE

This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports' and The Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and The Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the two companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

MANAGEMENT PRESENTERS

                                MARTIN E. HANAKA
                                    CHAIRMAN

                              JOHN DOUGLAS MORTON
                    VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                ELLIOTT J. KERBIS
                    PRESIDENT AND CHIEF MERCHANDISING OFFICER

                                 TOM HENDRICKSON
            CHIEF ADMINISTRATIVE OFFICER AND CHIEF FINANCIAL OFFICER

                              TRANSACTION OVERVIEW

TRANSACTION OVERVIEW

o    TRANSACTION STRUCTURE              o    STOCK-FOR-STOCK MERGER OF EQUALS

o    ISSUER OF STOCK                    o    GART SPORTS WILL ISSUE 0.37 SHARES
                                             FOR EACH SPORTS AUTHORITY SHARE

o    PRO FORMA SHARES AT CLOSING        o    APPROXIMATELY 25 MILLION

o    PRO FORMA OWNERSHIP                o    50% GART SPORTS / 50% THE SPORTS
                                             AUTHORITY

o    COMPANY NAME                       o    THE SPORTS AUTHORITY - COMBINED
                                             COMPANY INTENDS TO LIST ON THE
                                             NYSE UNDER THE SYMBOL "TSA"

o    VOTING AGREEMENT                   o    GREEN EQUITY INVESTORS, L.P., AN
                                             AFFILIATE OF LEONARD GREEN &
                                             PARTNERS, L.P., HAS AGREED TO VOTE
                                             ITS APPROX 25% STAKE IN GART IN
                                             FAVOR OF THE TRANSACTION

o    TRANSACTION IS SUBJECT TO REGULATORY AND SHAREHOLDER APPROVALS

TRANSACTION OVERVIEW

o    MANAGEMENT                         o    MARTIN E. HANAKA - CHAIRMAN

                                        o    JOHN DOUGLAS MORTON - VICE
                                             CHAIRMAN & CEO

                                        o    ELLIOTT J. KERBIS - PRESIDENT & CMO

                                        o    TOM HENDRICKSON - CAO & CFO

o    OTHER MANAGEMENT                   o    BEST OF BOTH COMPANIES' RESOURCES

o    BOARD CONTROL                      o    50 / 50 SPLIT (4 GART SPORTS, 4
                                             SPORTS AUTHORITY, 1 NEW
                                             UNAFFILIATED DIRECTOR)

o    LOCATION OF HEADQUARTERS           o    DENVER, CO

o    WORKING CAPITAL FACILITY           o    FULLY COMMITTED WORKING CAPITAL
                                             FACILITY

                               STRATEGIC RATIONALE

STRATEGIC RATIONALE

o    CREATES NATIONAL SPORTING GOODS RETAILER

     o    OPERATING 385 STORES IN 45 STATES

     o    COMBINED 2002 SALES OF $2.5 BILLION

o ESTIMATED PRE-TAX SYNERGIES IN EXCESS OF $20MM IN FISCAL 2004, $40MM IN FISCAL 2005 AND $50MM THEREAFTER

     o    ELIMINATION OF REDUNDANT OPERATIONS AND ADVERTISING

     o    GROSS MARGIN EXPANSION THROUGH STRATEGIC MERCHANDISE SYNERGIES

o    ENHANCED PRO-CONSUMER MERCHANDISING OPPORTUNITIES

     o    POTENTIAL FOR EXPANSION OF PREMIUM BRANDS INTO ALL STORES

     o    OPPORTUNITY TO EXPAND PRIVATE LABEL OFFERINGS IN ALL STORES

     o    ABILITY TO LEVERAGE GART'S WINTER SPORTS EXPERTISE

     o    REDUCED WEATHER AND LICENSED APPAREL RISKS

o MAXIMIZES OPPORTUNITY FOR "HIGHER PROFITABILITY" STORE GROWTH IN EXISTING NATIONWIDE DISTRIBUTION AND FIELD ORGANIZATIONS

               CREATION OF THE PREEMINENT SPORTING GOODS RETAILER

PREEMINENT SPORTING GOODS RETAILER IN HIGHLY COMPETITIVE MARKET

   Estimated Sporting Goods Retail Sales
           Channel Distribution

Mass Merchandisers                     33%
Full-Line                              24%
Traditional Sporting Goods             22%
Athletic Specialty                     12%
Internet and Mail Order                 9%

    Top Full-Line Players -- 2001 Sales

                                  Dollars in Millions
                                  -------------------
The Sports Authority Pro Forma         $ 2,336
The Sports Authority                   $ 1,400
Dick's Sporting Goods                  $ 1,050
Gart Sports                            $   936
Champs Sports                          $   800
Academy Sports                         $   775
Big 5                                  $   623
Modell's                               $   460
Galyan's Trading Co.                   $   483
Scheel's All Sports                    $   250
Dunham's                               $   245
Hibbett Sporting Goods                 $   241
Sport Chalet                           $   230

Source: Sporting Goods Business, Retail Top 100. Based on an industry total of $76 billion in 2001 (National Sporting Goods Association)

COMPLEMENTARY GEOGRAPHIC FOOTPRINTS

           180 STORES
      Gart Stores By State

Washington              10
Oregon                   3
California              41
Montana                  2
Idaho                    7
Nevada                   1
Arizona                  2
Wyoming                  4
Utah                    11
Colorado                24
New Mexico               5
Kansas                   2
Oklahoma                 2
Texas                   27
Minnesota                8
Iowa                     1
Louisiana                2
Wisconsin                2
Illinois                17
Michigan                 1
Indiana                  1
Ohio                     3
Tennessee                1
South Carolina           1
Florida                  2

           205 STORES
       TSA Stores By State

Washington               3
California               9
Nevada                   2
Arizona                  8
Nebraska                 1
Texas                    2
Wisconsin                1
Missouri                 5
Arkansas                 1
Louisiana                1
Illinois                15
Tennessee                5
Mississippi              1
Alabama                  1
Michigan                 7
Indiana                  1
New Hampshire            2
Massachusetts            5
Rhode Island             1
Conneticut               7
New Jersey              15
Alaska                   1
Hawaii                   3
Maine                    1
Delaware                 1
Maryland                11
Virgina                 10
North Carolina           7
South Carolina           3
Georgia                 13
Florida                 43
New York                13
Pennsylvania             6

CREATES NATIONAL SPORTING GOODS RETAILER

o LEVERAGE THE "SPORTS AUTHORITY" BRAND WITH A LONG-TERM GOAL OF CREATING A UNIFIED NATIONAL BRAND ACROSS THE COUNTRY

o    MITIGATION OF WEATHER IMPACT

o    NATIONAL PRESENCE MAXIMIZES LICENSED APPAREL OPPORTUNITY

                              PRO FORMA STORE LANDSCAPE

                   [Map indicating the total number of stores in each
                            state for the combined company]


STATES WITH STORES AFTER COMBINATION

ENHANCED BRANDS OFFERING

o    INSTITUTE "BEST PRACTICES" APPROACH TO MERCHANDISING

o    POTENTIAL FOR EXPANSION OF PREMIUM BRANDS INTO ALL STORES

o    STRENGTHEN RELATIONSHIPS AND GAIN VOLUME DISCOUNTS WITH KEY NATIONAL BRANDS

                           CORE NATIONAL POWER BRANDS

[NIKE LOGO] [EVERLAST LOGO] [REEBOK LOGO] [TITLEIST LOGO] [THE NORTH FACE LOGO]

[SALOMON LOGO]      [COLUMBIA LOGO]     [WILSON LOGO]    [NEW BALANCE LOGO]

[ADIDAS LOGO]   [COLEMAN LOGO]   [K2 LOGO]   [TAYLOR MADE LOGO]    [EASTON LOGO]

[DIAMONDBACK LOGO]    [ROSSIGNOL LOGO]    [SCHWINN LOGO]      [RAWLINGS LOGO]

PRIVATE LABEL EXPANSION

o    EXPANSION OF PRIVATE LABEL OFFERINGS IN ALL STORES

o    LEVERAGE TSA'S HARDLINES EXPERTISE AND GART'S SOFTLINES EXPERTISE

o    LEVERAGE COMBINED SIZE TO FACILITATE NEW PRODUCT OFFERINGS AND LOWER COSTS

                               KEY PRIVATE LABELS

[TOTAL SPORTS AMERICA LOGO] [HEAD LOGO] [ALPINE DESIGN LOGO] [MOUNTAINTEK LOGO]

[OCEAN RIDGE LOGO]  [PARKSIDE LOGO]     [ESTERO LOGO]  [TOUR COLLECTION LOGO]

[PROV2 LOGO]  [NORTHPOINT LOGO]  [SURFSOUL LOGO]  [OXIDE LOGO]  [GOLF DAY LOGO]

INTEGRATION STRATEGY

o Stores will be converted to the "The Sports Authority" name on a market-by-market basis, with a long-term goal of a unified national brand

o Integration team to be comprised of members of both Gart Sports and Sports Authority management

o    Capitalize on prior acquisition experiences

o    Realignment of headquarters and regional/zone infrastructure

o Measured, rational approach to merchandise assortments and maximization of brand access

o    Relocation of under-performing store locations

o    Optimization of distribution network

o    Acceleration of store remodel program

o    Utilization of compatible MIS platforms

SOPHISTICATED AND COMPATIBLE MIS INFRASTRUCTURES

o    Similar MIS platforms will allow for smooth integration

     o    JDA

     o    E-3 Replenishment

     o    Arthur Planning & Allocation

     o    Retail Ideas Decision-Making

     o    Lawson Payroll

     o    Kronos Labor Scheduling

o    Opportunity to leverage best platforms of each company

     o    Market Max Assortment Management (Sports Authority)

     o    D-Sign Signmaking (Gart Sports)

NATIONAL DISTRIBUTION NETWORK

o Efficient and complementary distribution infrastructure with capacity to support future growth plans

                       [Map indicating the following]

  Denver, CO
   (GRTS)
391,000 sq. ft

 Fontana, CA
   (GRTS)
202,500 sq. ft

  Chino, CA
   (TSA)
100,000 sq. ft

  Houston, TX
    (GRTS)
 269,000 sq. ft

  New Jersey
    (TSA)
 416,000 sq. ft

 Woodbridge, IL
    (GRTS)
 260,000 sq. ft

  Atlanta, GA
    (TSA)
 300,000 sq. ft

PROVEN ABILITY FOR SUCCESSFUL INTEGRATIONS                       [PHOTO]

o    PRIOR, PROVEN INTEGRATION EXPERIENCE AT GART

     o    SPORTMART -- JANUARY 1998

          o    EXPANDED STORE BASE BY 59 STORES,                 [PHOTO]
               DOUBLING GART'S STORE BASE

          o    EXPANDED GEOGRAPHIC PRESENCE TO 8 ADDITIONAL
               STATES, INCLUDING IL AND CA

          o    UNDER GART MANAGEMENT, GROSS MARGIN IMPROVED
               260 BPS SINCE 1998 BECAUSE OF COST SAVINGS

     o    OSHMAN'S -- JUNE 2001

     o    INCREASED STORE BASE BY 58 STORES

     o EXPANDED GEOGRAPHIC PRESENCE TO 9 ADDITIONAL STATES, INCLUDING TX, AND BACK-FILLED KEY MARKETS

     o    REALIZED $10 MILLION PLUS IN ANNUAL COST SAVINGS IN 2002

     o    FINISHED INTEGRATION 6 MONTHS AHEAD OF SPORTMART TIMETABLE

                               FINANCIAL SUMMARY

E.P.S. GROWTH TRENDS

o Both companies have experienced significant EPS growth over the last 4 years on a stand-alone basis

          [SPORTS AUTHORITY LOGO](a)

Year                    Earnings Per Share ($)
---                     ----------------------
1999                          (0.40)
2000                           0.30
2001                           0.48
2002E                          0.68


            [GART SPORTS LOGO](b)

Year                    Earnings Per Share ($)
---                     ----------------------
1999                           0.23
2000                           1.24
2001                           1.45
2002E                          1.86


(a) Historical data as per The Sports Authority's January 2003 management presentation, adjusted to exclude one-time charges. Reflects effective tax rate of 0%. 2002 estimate as per First Call as of February 19, 2003.

(b) Historical EPS results, excluding one-time charges, as reported and 2002 estimate as per First Call as of February 19, 2003.

POTENTIAL SYNERGY OVERVIEW

                                SYNERGY BREAKOUT

(DOLLARS IN MILLIONS)

                                                      2004       2005     THEREAFTER
                                                      ----       ----     ----------
Corporate Salaries ............................        $10        $15        $17
Advertising ...................................          5          8          8
Other Overhead Expense Savings,
Net of Increased Interest .....................          5          7         10
Gross Margin ..................................          0         10         15
                                                       ---        ---        ---
                                                       $20        $40        $50
                                                       ===        ===        ===

PRO FORMA OVERVIEW

                                 LTM STATISTICS

(DOLLARS IN MILLIONS)

                                                                                       PRO FORMA
                                                                           --------------------------------
                         [GART SPORTS LOGO]  [SPORTS AUTHORITY LOGO]       NO SYNERGIES     W/ SYNERGIES (d)
Stores (a) .............          180                 205                        385                385
Net Sales (b) ..........       $1,051              $1,439                     $2,490             $2,490
EBITDA (b)(c) ..........       $   69              $   68                     $  137             $  187
   EBITDA MARGIN .......          6.6%                4.7%                       5.5%               7.5%

(a)  As of February 19, 2003.

(b) Latest twelve months as of November 2, 2002 as reported by Gart Sports and The Sports Authority, respectively.

(c)  EBITDA calculated as operating income before depreciation and amortization.

(d) Reflects pre-tax synergies of $50MM as per Gart Sports and The Sports Authority management.

                                    SUMMARY

SUMMARY

o    CREATES NATIONAL SPORTING GOODS RETAILER

     o    OPERATING 385 STORES IN 45 STATES

     o    COMBINED 2002 SALES OF $2.5 BILLION

o ESTIMATED PRE-TAX SYNERGIES IN EXCESS OF $20MM IN FISCAL 2004, $40MM IN FISCAL 2005 AND $50MM THEREAFTER

     o    ELIMINATION OF REDUNDANT OPERATIONS AND ADVERTISING

     o    GROSS MARGIN EXPANSION THROUGH STRATEGIC MERCHANDISE SYNERGIES

o    ENHANCED PRO-CONSUMER MERCHANDISING OPPORTUNITIES

     o    POTENTIAL FOR EXPANSION OF PREMIUM BRANDS INTO ALL STORES

     o    OPPORTUNITY TO EXPAND PRIVATE LABEL OFFERINGS IN ALL STORES

     o    ABILITY TO LEVERAGE GART'S WINTER SPORTS EXPERTISE

     o    REDUCED WEATHER AND LICENSED APPAREL RISKS

o MAXIMIZES OPPORTUNITY FOR "HIGHER PROFITABILITY" STORE GROWTH IN EXISTING NATIONWIDE DISTRIBUTION AND FIELD ORGANIZATIONS

               CREATION OF THE PREEMINENT SPORTING GOODS RETAILER

     [SPORTS AUTHORITY LOGO]                       [GART SPORTS LOGO]

    The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

    GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed below.

    Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart Sport's Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS
Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
aelliott@gartsports.com

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer and Chief Financial Officer
T: 954-677-6360